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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)(1)

American International Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class Securities)

026874-107

(CUSIP Number)

Howard I. Smith
Vice Chairman-Finance and Secretary
Telephone: (212) 230-5050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

September 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D constitutes Amendment No. 6 to the Schedule 13D on behalf of C. V. Starr & Co., Inc. Trust, dated March 20, 2007, Amendment No. 8 to the Schedule 13D on behalf of Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, dated May 26, 2006, Amendment No. 10 to the Schedule 13D on behalf of Universal Foundation, Inc., dated February 21, 2006, Amendment No. 10 to the Schedule 13D on behalf of The Maurice R. and Corinne P. Greenberg Family Foundation, Inc., dated February 21, 2006, Amendment No. 12 to the Schedule 13D on behalf of Maurice R. Greenberg, dated November 23, 2005, Amendment No. 12 to the Schedule 13D on behalf of Edward E. Matthews, dated November 23, 2005, Amendment No. 14 to the Schedule 13D of Starr International Company, Inc., dated October 2, 1978, and Amendment No. 14 to the Schedule 13D for C. V. Starr & Co., Inc., dated October 2, 1978.

Item 4.	Purpose of Transaction
Item 4 is amended and restated in its entirety as set forth below.
As previously reported, CV Starr, one of the Reporting Persons, has retained Perella Weinberg Partners LP as its exclusive financial advisor to advise CV Starr with respect to the business, operations, financial condition and underlying value of the Issuer.  The Reporting Persons are continuing their review and analysis in light of current circumstances relating to the Issuer.

Based on the foregoing and other factors and developments, including, without limitation, the Issuer’s financial position, actions and strategic direction, price levels of the Common Stock, conditions in the financial markets and general economic and industry conditions, the Reporting Persons may take, subject to state insurance regulatory laws and other applicable laws and regulations, such actions with respect to the Issuer and their Common Stock holdings as they deem appropriate, including, without limitation, analyzing, developing and conducting, by themselves or with other third parties, any of the following: (i) acquisitions of assets from the Issuer (and/or one or more of its subsidiaries), (ii) loans or other financings provided to the Issuer, (iii) further investments in the Issuer, (iv) seeking representation on the board of directors of the Issuer, (v) seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise, (vi) participating in a “going-private” transaction  and/or (vii) making recommendations to the Issuer’s board of directors and management of the Issuer concerning strategic plans, proposals or initiatives concerning the business, operations, financial condition, financing or capital raising, assets (including disposition thereof), management and governance, and other significant transactions with or with respect to the Issuer (and/or one or more of its subsidiaries).  In connection with the foregoing, the Reporting Persons may engage in discussions or cooperate with management, the board of directors and other shareholders of the Issuer and/or relevant third parties.  The foregoing actions could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer or otherwise relate to or result in any of the actions set forth in response to paragraphs (a) – (j) of Item 4 of Schedule 13D.

Additionally, the Reporting Persons reserve the right to change their plans and intentions, including in regards to any of the actions discussed in this Item 4.  In particular, any one or more of the Reporting Persons may (i) sell or transfer shares of Common Stock in public or private transactions (including, without limitation, transfers among Reporting Persons or between any Reporting Person and any entity affiliated with such Reporting Person, which may include entities not in existence as of the date hereof), and/or (ii) enter into privately negotiated derivative transactions and/or public purchases and sales of puts, calls and other derivative securities to hedge the market risk of some or all of their positions in the Common Stock.

Any actions taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, state insurance regulatory laws or other applicable laws.  There can be no assurance, however, that any Reporting Person will take any of the actions described above.

Except as otherwise described in this Item 4 and Items 5 and 6, no Reporting Person has formulated any plans or proposals that relate to or would result in any of the events or transactions described in paragraphs (a) – (j) of Item 4 of Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated September 16, 2008, by and among Mr. Greenberg, Mr. Matthews, Starr International, CV Starr, Universal Foundation, Greenberg Foundation, Greenberg Joint Tenancy Company, and CV Starr Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  September 16, 2008

MAURICE R. GREENBERG

/s/Maurice R. Greenberg

EDWARD E. MATTHEWS

/s/Edward E. Matthews

STARR INTERNATIONAL COMPANY, INC.

By:	/s/Edward E. Matthews
Name: Edward E. Matthews
Title: Authorized Person

C. V. STARR & CO., INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Authorized Person

UNIVERSAL FOUNDATION, INC.

By:	/s/Edward E. Matthews
Name: Edward E. Matthews
Title: Authorized Person

THE MAURICE R. AND CORINNE P. GREENBERG FAMILY FOUNDATION, INC.

By:	/s/Maurice R. Greenberg
Name: Maurice R. Greenberg
Title: Authorized Person

MAURICE R. AND CORINNE P. GREENBERG JOINT TENANCY COMPANY, LLC

By:	/s/Maurice R. Greenberg
Name: Maurice R. Greenberg
Title: Authorized Person

C. V. STARR & CO., INC. TRUST

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Authorized Person